SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.   )1

AMDL, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

00167K401

(CUSIP Number)

August 15, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_|Rule 13d-1(d)

         1 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00167K401	13G	Page 2 of 5 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) RAB Special Situations (Master) Fund Limited
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 1,500,000*
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 1,500,000*
	(8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person * The reporting person owns 1,000,000 common shares and warrants to acquire 500,000 additional common shares
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 5.3931%
12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 00167K401	13G	Page 3 of 5 Pages

Item 1 (a)	Name of Issuer:
AMDL, Inc.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
2492 Walnut Avenue, Suite 100 Tustin, California 92780
Item 2 (a)	Name of Person Filing:
RAB Special Situations (Master) Fund Limited
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
RAB Special Situations (Master) Fund Limited P.O. Box 908 GT Walker House Mary Street George Town, Cayman Island
Item 2 (c)	Citizenship:
Cayman Islands
Item 2 (d)	Title of Class of Securities: Common Shares
Item 2 (e)	CUSIP Number:
00167K401

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable

CUSIP No. 00167K401	13G	Page 4 of 5 Pages

Item 4.	Ownership.
(a)	Amount beneficially owned:
See Item 9 on the cover page
(b)	Percent of Class:
See Item 11 on the cover page
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
(ii)	Shared power to vote or direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable
Item 8.	Identification and Classification of Members of the Group.
Not applicable
Item 9.	Notice of Dissolution of Group.
Not applicable
Item 10.	Certification.
Not applicable

CUSIP No. 00167K401	13G	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 13, 2005 (Date) /s/ Benjamin Hill (Signature) RAB Special Situations (Master) Fund Limited by Benjamin Hill, Authorised Signatory (Name/Title)